Exhibit 99.13

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VOX ANNOUNCES OVERNIGHT MARKETED PUBLIC OFFERING

GEORGE TOWN, CAYMAN ISLANDS – March 18, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has launched an overnight marketed public offering of units of the Company (the “Units”) at a price of C$3.00 per Unit, for gross proceeds of approximately C$15 million (the “Offering”). Each Unit will be comprised of one ordinary share of the Company (a “Share”) and one half of one ordinary share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Share of the Company (a “Warrant Share”) for a period of 36 months following the closing date of the Offering at an exercise price of C$4.50 per Warrant Share, subject to adjustment in certain events.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing pursuant to the terms of an underwriting agreement to be entered into between the Company, BMO Capital Markets, and Cantor Fitzgerald Canada Corporation as lead underwriters and joint bookrunners, and a syndicate of underwriters (collectively, the “Underwriters”). There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The Offering is expected to close on or about March 25, 2021 and will be subject to market and other customary conditions, including approval of the TSX Venture Exchange.

In addition, the Company intends to grant the Underwriters a 30-day option to purchase up to an additional 15% of the Units offered in the proposed Offering on the same terms and conditions (the “Over- Allotment Option”). The Over-Allotment Option may be exercised in whole or in part to purchase Shares, Warrants, or Units as determined by the Underwriters.

The Company intends to use the net proceeds of the offering to support continued growth of the Company’s portfolio of assets and for general corporate purposes.

The Units will be offered in each of the provinces of Canada, excluding Quebec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated October 2, 2020 (the “Base Shelf Prospectus”). The Units will not be offered or sold in the United States or to U.S. persons except pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Company intends to file a final prospectus supplement to its Base Shelf Prospectus on or about March 22, 2021. The final prospectus supplement and the Base Shelf Prospectus contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Base Shelf Prospectus and the other documents the Company has filed before making an investment decision. Copies of the documents, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been, and will not be registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the filing of the final prospectus supplement, the completion of the Offering and the use of the net proceeds therefrom, the anticipated closing date, and future royalty acquisition plans of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.